EXHIBIT 99.1

Portage Biotech Reports Results for Fiscal Quarter Ended September 30, 2024

Exploration and evaluation of strategic alternatives continue

WESTPORT, Conn., Nov. 26, 2024 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (“Portage” or the “Company”) (NASDAQ: PRTG), a clinical-stage immuno-oncology company with a portfolio of novel multi-targeted therapies for use as monotherapy and in combination, today reported its financial results for the fiscal quarter ended September 30, 2024.

“We are continuing to explore multiple strategic alternatives to further unlock shareholder value. These may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings (both in and out of court), a company wind down, further financing efforts, or other strategic actions,” said Dr. Ian Walters, Chief Executive Officer and Chairman of Portage. “The ADPORT-601 trial is paused for further patient accrual pending additional financial resources, and we are analyzing the data. We also continue our collaborations with numerous experts to further understand the biology and utility of our product candidates,” continued Dr. Walters.

Financial Results for the Quarter Ended September 30, 2024

The Company incurred a net loss of approximately $1.4 million during the three months ended September 30, 2024 (the “Fiscal 2025 Quarter”), compared to a net loss of approximately $5.2 million during the three months ended September 30, 2023 (the “Fiscal 2024 Quarter”), representing a $3.8 million decrease quarter-over-quarter.

Operating expenses, including research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $1.6 million in the Fiscal 2025 Quarter, down from $5.9 million in the Fiscal 2024 Quarter, a decrease of $4.3 million, as detailed below.

R&D costs decreased by approximately $3.5 million, or approximately 83%, from approximately $4.2 million in the Fiscal 2024 Quarter to approximately $0.7 million in the Fiscal 2025 Quarter. The decrease was primarily attributable to the winding down of clinical trial costs (principally CRO-related), which decreased by approximately $1.6 million, from $2.0 million in the Fiscal 2024 Quarter to $0.4 million in the Fiscal 2025 Quarter, as activities ramped down throughout the period since we made the decision to pause enrollment in our sponsored clinical trials in the third and fourth quarters of Fiscal 2024. Manufacturing-related costs decreased by $0.9 million, from $1.0 million in the Fiscal 2024 Quarter to $0.029 million in the Fiscal 2025 Quarter. These decreases reflect the winding down of clinical activity and manufacturing-related costs resulting from our decision to discontinue our sponsored clinical trial for the iNKT program and pause further patient accrual to our sponsored adenosine program. R&D non-cash share-based compensation expense decreased from $0.4 million in the Fiscal 2024 Quarter to nil in the Fiscal 2025 Quarter. Payroll-related expenses decreased by $0.1 million, from $0.37 million in the Fiscal 2024 Quarter to $0.24 million in the Fiscal 2025 Quarter, due to the resignation of two employees in January 2024. Additionally, consulting fees decreased by approximately $0.2 million from $0.25 million in the Fiscal 2024 Quarter to $0.03 million in the Fiscal 2025 Quarter, to reflect the decrease in activity period-over-period. Finally, licensing fees decreased by approximately $0.1 million due to licensing fees paid to the licensor of certain intellectual property utilized in the iNKT clinical trial in Fiscal 2024 Quarter compared to nil in Fiscal 2025 Quarter as the iNKT clinical trial was discontinued in the latter half of Fiscal 2024.

G&A expenses decreased by approximately $0.8 million, or approximately 48%, from approximately $1.7 million in the Fiscal 2024 Quarter to approximately $0.9 million in the Fiscal 2025 Quarter. Professional fees decreased by $0.4 million, from $0.8 million in the Fiscal 2024 Quarter to $0.4 million in the Fiscal 2025 Quarter. Payroll-related expenses decreased by $0.1 million from $0.2 million in the Fiscal 2024 Quarter to $0.1 million in the Fiscal 2025 Quarter. The decrease in professional fees and payroll-related expenses is due to the accrual of the monthly fees and payments for the entire second quarter in the first quarter for a consultant and employee in connection with certain Retention Agreements entered into on July 22, 2024. Additionally, G&A non-cash share-based compensation expense decreased by $0.2 million due to the continued vesting of stock options, partially offset by recording all share-based compensation expense as G&A expenses as the result of the discontinuation of the iNKT trial and the pause of further patient accrual in the adenosine program. Finally, directors’ fees decreased by $0.1 million in the Fiscal 2025 Quarter, compared to the Fiscal 2024 Quarter, as all directors, except for two directors who resigned in April 2024, waived their fees in the Fiscal 2025 Quarter.

The primary reasons for the quarter-over-quarter differences in the Company’s pre-tax items of income and expense were the $0.9 million net gain from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel partially offset to some extent by the $0.7 million non-cash loss from the change in the fair value of certain warrants accounted for as liabilities, issued in connection with a private placement offering in October 2023, both in the Fiscal 2025 Quarter, and a non-cash loss from the increase in the fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation for the iOx milestone, totaling $0.1 million, in the Fiscal 2024 Quarter.

As of September 30, 2024, the Company had cash and cash equivalents of approximately $1.8 million and total current liabilities of approximately $0.9 million.

About Portage Biotech Inc.

Portage is a clinical-stage immuno-oncology company with a portfolio of multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. The Company has made the decision to discontinue its sponsored trial for its the invariant natural killer T-cell (iNKT) program and pause further patient accrual to its sponsored adenosine trial program (ADPORT-601 trial) for its potentially best-in-class adenosine antagonists PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor). The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic actions. For more information, please visit www.portagebiotech.com or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company's plans to continue exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings (both in and out of court), a company wind down, further financing efforts, or other strategic actions, the Company’s expectation to replace one patient in the ADPORT-601 trial, and the Company’s plans to continue its collaborations with numerous experts to further understand the biology and utility of its product candidates are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's plans and ability to develop and commercialize product candidates and the timing of these development programs; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 2024 and “Business Environment – Risk Factors” in the Company’s Management’s Discussion and Analysis for the Three and Six Months ended September 30, 2024 filed as Exhibit 99.2 to the Company’s Form 6-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward- looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations:
ir@portagebiotech.com

Media Relations:
media@portagebiotech.com

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PORTAGE BIOTECH INC.
Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Expenses
Research and development	$723	$4,237	$2,028	$7,865
General and administrative expenses	881	1,693	2,415	3,062
Loss from operations	(1,604)	(5,930)	(4,443)	(10,927)
Change in fair value of warrant liability	(716)	–	426	–
Change in fair value of deferred purchase price payable – Tarus and deferred obligation – iOx milestone	–	(113)	–	(1,224)
Gain on settlement with Parexel – iOx CRO	946	–	946	–
Share of loss in associate accounted for using equity method	–	(40)	–	(90)
Depreciation expense	(7)	(15)	(15)	(26)
Foreign exchange transaction (loss) gain	(5)	(17)	(7)	1
Interest income, net	24	43	69	123
Loss before benefit for income taxes	(1,362)	(6,072)	(3,024)	(12,143)
Income tax benefit (expense)	–	907	(2)	1,052
Net loss	(1,362)	(5,165)	(3,026)	(11,091)
Other comprehensive income (loss)
Net unrealized (loss) gain on investments	–	(1,300)	–	469
Total comprehensive loss for period	$(1,362)	$(6,465)	$(3,026)	$(10,622)

Net loss attributable to:
Owners of the Company	$(1,360)	$(5,158)	$(3,016)	$(11,077)
Non-controlling interest	(2)	(7)	(10)	(14)
Net loss	$(1,362)	$(5,165)	$(3,026)	$(11,091)

Comprehensive loss attributable to:
Owners of the Company	$(1,360)	$(6,458)	$(3,016)	$(10,608)
Non-controlling interest	(2)	(7)	(10)	(14)
Total comprehensive loss for period	$(1,362)	$(6,465)	$(3,026)	$(10,622)

Loss per share
Basic and diluted	$(1.26)	$(5.80)	$(2.84)	$(12.47)

Weighted average shares outstanding
Basic and diluted	1,076	890	1,063	888

PORTAGE BIOTECH INC.
Condensed Consolidated Interim Statements of Financial Position
(U.S. Dollars in thousands)
(Unaudited)

	September 30, 2024	March 31, 2024
		(Audited)
Assets
Current assets
Cash and cash equivalents	$1,764	$5,028
Prepaid expenses and other current assets	922	2,667
Total current assets	2,686	7,695
Non-current assets
Right to use asset	20	35
Other assets	–	49
Total non-current assets	20	84
Total assets	$2,706	$7,779

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$845	$2,836
Lease liability - current, including interest	28	40
Other current liabilities	–	3
Total current liabilities	873	2,879
Non-current liabilities
Lease liability - non-current	–	7
Warrant liability	1,138	1,564
Total non-current liabilities	1,138	1,571
Total liabilities	2,011	4,450

Shareholders’ Equity
Capital stock	219,606	219,499
Stock option reserve	24,126	23,841
Accumulated deficit	(242,334)	(239,318)
Total equity attributable to owners of the Company	1,398	4,022
Non-controlling interest	(703)	(693)
Total equity	695	3,329
Total liabilities and equity	$2,706	$7,779